EXHIBIT 99.1


                               CONTINUATION SHEET
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(1)  The reporting person, a director of Micro Therapeutics, Inc., a Delaware corporation (the "Company"), is a managing director and member of Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and a general partner of Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus Partners LLC, a New York limited liability company and a subsidiary of WP, is the general partner of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership (together with two affiliated partnerships, "WPEP"). By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, the reporting person may be deemed to be the beneficial owner of an indeterminate portion of the 24,336,759 shares of the Company's common stock owned by Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"), which is indirectly controlled by WPEP, and an indeterminate portion of the 9,704,819 shares of the the Company's common stock owned by ev3 LLC, a Delaware limited liability company ("ev3 LLC"), which is indirectly controlled by WPEP. The reporting person disclaims beneficial ownership of all shares of the Company's common stock owned by Micro LLC and all shares of Company's common stock owned by ev3 LLC, in each case, except to the extent of any indirect pecuniary interest therein.

(2) 1,000 of the options vested on 5/26/05; 1,000 of the options will vest on 5/26/06; 1,000 of the options will vest on 5/26/07; and 1,000 of the options will vest on 5/26/08.